UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release along with Material Change Report dated June 13, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

June 13, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Press release
For immediate release

COMPETITION BUREAU: STATEMENT BY COUCHE-TARD

Montreal, June 13, 2008 – Following the receipt of summons that were served on us today, Alimentation Couche-Tard Inc. has officially reviewed the accusations made against it and two of its employees by the Competition Bureau, in four cities in Quebec. While Couche-Tard takes these accusations very seriously, the company intends to defend itself vigorously.

Couche-Tard has always instituted very clear policies to ensure that its activities are in complete compliance with applicable laws and regulations, including the Competition Act. Couche-Tard management has never supported work practices that run contrary to the law or the interests of our customers and for this reason, we have fully collaborated with the investigators’ work.

At Couche-Tard, the trust of our customers has always been our top priority. Well-established across Quebec, Couche-Tard has always been actively involved in the heart of communities in which it does business and hopes to continue this privileged relationship.

It should be noted that these accusations have not been proven. Given the nature of the investigation underway, Couche-Tard will not comment further at this time.

Isabelle Fafard
Media Relations, Couche-Tard
514 865-8157
isabelle.fafard@videotron.ca

Denise Deveau
Relations médias, Couche-Tard
514 762-9889
denise.deveau@videotron.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Alimentation Couche-Tard Inc. 1600 St-Martin Blvd. East Tower B, Suite 200 Laval, Quebec H7G 4S7

Item 2

Date of Material Change

June 13, 2008

Item 3

News Release

The material change was disclosed in a press release dated June 13, 2008 issued by Alimentation Couche-Tard Inc. and was disseminated via CNW and filed on SEDAR and EDGAR.

Item 4

Summary of Material Change

Following the receipt of summons that were served on us today, Alimentation Couche-Tard Inc. has officially reviewed the accusations made against it and two of its employees by the Competition Bureau.

Item 5

Full Description of Material Change

Following the receipt of summons that were served on us today, Alimentation Couche-Tard Inc. has officially reviewed the accusations made against it and two of its employees by the Competition Bureau, in four cities in Quebec. While Couche-Tard takes these accusations very seriously, the company intends to defend itself vigorously.

Couche-Tard has always instituted very clear policies to ensure that its activities are in complete compliance with applicable laws and regulations, including the Competition Act. Couche-Tard management has never supported work practices that run contrary to the law or the interests of our customers and for this reason, we have fully collaborated with the investigators’ work.

It should be noted that these accusations have not been proven. Given the nature of the investigation underway, Couche-Tard will not comment further at this time.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 8

Executive Officer

Any inquiry with respect to the transactions described herein should be made to:

Richard Fortin
Executive Vice-President and Chief Financial Officer
Tel.: (450) 662-6632

And any inquiry with respect to this material change report should be made to Sylvain Aubry, Senior Director, Legal Affairs and Corporate Secretary using the telephone number reproduced above.

Item 9

Date of Report

June 13, 2008

ALIMENTATION COUCHE-TARD INC.

Signed by: (s) Sylvain Aubry
Name: Sylvain Aubry
Title: Senior Director, Legal Affairs and Corporate Secretary